FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 6, 2007



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---
         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of
                                     1934.

                               Yes           No X
                                  ---          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2007.



                                  TENARIS S.A.







               CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


                                  JUNE 30, 2007












46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six -month period ended June 30, 2007
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars,                            Three-month period ended  Six-month period ended
unless otherwise stated)                                                       June 30                  June 30
                                                                      --------------------------------------------------
                                                                Notes     2007         2006        2007         2006
                                                                      --------------------------------------------------
Continuing operations                                                                    (Unaudited)
Net sales                                                         2       2,604,206  1,841,346     5,029,505  3,463,237
Cost of sales                                                   2 & 3    (1,404,558)  (903,261)   (2,696,056)(1,719,588)
                                                                      --------------------------------------------------
Gross profit                                                              1,199,648    938,085     2,333,449  1,743,649
Selling, general and administrative expenses                    2 & 4      (408,511)  (246,142)     (782,778)  (462,782)
Other operating income (expense), net                             2         (10,723)    (1,880)      (12,660)     6,305
                                                                      --------------------------------------------------
Operating income                                                            780,414    690,063     1,538,011  1,287,172
Interest income                                                   5          20,208     13,221        42,399     25,616
Interest expense                                                  5         (67,996)   (14,437)     (125,723)   (26,076)
Other financial results                                           5          15,121      5,386         2,078     15,083
                                                                      --------------------------------------------------
Income before equity in earnings of associated companies and
 income tax                                                                 747,747    694,233     1,456,765  1,301,795
Equity in earnings of associated companies                                   29,398     25,551        55,305     47,072
                                                                      --------------------------------------------------
Income before income tax                                                    777,145    719,784     1,512,070  1,348,867
Income tax                                                                 (242,659)  (225,739)     (468,190)  (415,765)
                                                                      --------------------------------------------------
Income for continuing operations                                            534,486    494,045     1,043,880    933,102

Discontinued operations
Income for discontinued operations                                                -      1,719             -      4,352
                                                                      --------------------------------------------------

Income for the period                                                       534,486    495,764     1,043,880    937,454
                                                                      --------------------------------------------------

Attributable to:
Equity holders of the Company                                               495,950    471,771       976,254    891,459
Minority interest                                                            38,536     23,993        67,626     45,995
                                                                      --------------------------------------------------
                                                                            534,486    495,764     1,043,880    937,454
                                                                      --------------------------------------------------


Earnings per share attributable to the equity holders of the
 Company during the period
Weighted average number of ordinary shares (thousands)                    1,180,537  1,180,537     1,180,537  1,180,537
Earnings per share (U.S. dollars per share)                                    0.42       0.40          0.83       0.76
Earnings per ADS (U.S. dollars per ADS)                                        0.84       0.80          1.65       1.51

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six -month period ended June 30, 2007
--------------------------------------------------------------------------------------------------------------
CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

(all amounts in thousands of U.S. dollars)                                    At June 30, 2007    At December 31, 2006
                                                                             ------------------- -----------------------
                                                                      Notes      (Unaudited)
ASSETS
Non-current assets
  Property, plant and equipment, net                                    6    3,228,277               2,939,241
  Intangible assets, net                                                6    4,925,668               2,844,498
  Investments in associated companies                                          478,663                 422,958
  Other investments                                                             40,829                  26,834
  Deferred tax assets                                                          337,460                 291,641
  Receivables                                                                   43,879 9,054,776        41,238 6,566,410
                                                                             ---------           -------------

Current assets
  Inventories                                                                2,640,572               2,372,308
  Receivables and prepayments                                                  258,930                 272,632
  Current tax assets                                                           200,650                 202,718
  Trade receivables                                                          1,818,443               1,625,241
  Other investments                                                            169,411                 183,604
  Cash and cash equivalents                                                    891,159 5,979,165     1,372,329 6,028,832
                                                                             ------------------- -----------------------

Total assets                                                                          15,033,941              12,595,242
                                                                                      ----------              ----------

EQUITY
Capital and reserves attributable to the Company's equity holders
  Share capital                                                              1,180,537               1,180,537
  Legal reserves                                                               118,054                 118,054
  Share premium                                                                609,733                 609,733
  Currency translation adjustments                                             141,928                   3,954
  Other reserves                                                                27,931                  28,757
  Retained earnings                                                          4,019,677 6,097,860     3,397,584 5,338,619
                                                                             ------------------- -----------------------

Minority interest                                                                        427,557                 363,011
                                                                                      ----------              ----------
Total equity                                                                           6,525,417               5,701,630
                                                                                      ----------              ----------

LIABILITIES
Non-current liabilities
  Borrowings                                                                 3,955,243               2,857,046
  Deferred tax liabilities                                                   1,358,852                 991,945
  Other liabilities                                                            218,543                 186,724
  Provisions                                                                    92,899                  92,027
  Trade payables                                                                   343 5,625,880           366 4,128,108
                                                                             ---------           -------------

Current liabilities
  Borrowings                                                                   867,049                 794,197
  Current tax liabilities                                                      397,853                 565,985
  Other liabilities                                                            261,535                 187,701
  Provisions                                                                    24,453                  26,645
  Customer advances                                                            488,649                 352,717
  Trade payables                                                               843,105 2,882,644       838,259 2,765,504
                                                                             ------------------- -----------------------

Total liabilities                                                                      8,508,524               6,893,612
                                                                                      ----------              ----------

Total equity and liabilities                                                          15,033,941              12,595,242
                                                                                      ----------              ----------

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six -month period ended June 30, 2007
--------------------------------------------------------------------------------------------------------------

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

                                                  Attributable to equity holders of the Company
                                     ------------------------------------------------------------------------
                                                                                    Currency
                                        Share       Legal      Share      Other   translation    Retained     Minority
                                       Capital    Reserves    Premium   Reserves   adjustment   Earnings(*)   Interest     Total
                                     -----------------------------------------------------------------------------------------------
                                                                                                                         (Unaudited)
Balance at January 1, 2007              1,180,537    118,054    609,733    28,757        3,954     3,397,584    363,011   5,701,630
                                     -----------------------------------------------------------------------------------------------

Currency translation differences                -          -          -         -      137,974             -     16,014     153,988
Change in equity reserves                       -          -          -      (826)           -             -          -        (826)
Acquisition and decrease of minority
 interest                                       -          -          -         -            -             -     20,828      20,828
Dividends paid in cash                          -          -          -         -            -      (354,161)   (39,922)   (394,083)
Income for the period                           -          -          -         -            -       976,254     67,626   1,043,880

                                     -----------------------------------------------------------------------------------------------
Balance at June 30, 2007                1,180,537    118,054    609,733    27,931      141,928     4,019,677    427,557   6,525,417
                                     -----------------------------------------------------------------------------------------------

                                                  Attributable to equity holders of the Company
                                     ------------------------------------------------------------------------
                                                                                   Currency
                                        Share       Legal      Share     Other    translation    Retained     Minority
                                       Capital    Reserves    Premium   Reserves  adjustment     Earnings     Interest     Total
                                     -----------------------------------------------------------------------------------------------
                                                                                                                         (Unaudited)
Balance at January 1, 2006              1,180,537    118,054    609,733     2,718     (59,743)     1,656,503    268,071   3,775,873
                                     -----------------------------------------------------------------------------------------------

Currency translation differences                -          -          -         -      (2,475)             -     16,131      13,656
Change in equity reserves                       -          -          -    26,613           -              -          -      26,613
Acquisition and increase of minority
 interest                                       -          -          -         -           -              -     (9,671)     (9,671)
Dividends paid in cash                          -          -          -         -           -       (204,233)   (16,001)   (220,234)
Income for the period                           -          -          -         -           -        891,459     45,995     937,454

                                     -----------------------------------------------------------------------------------------------
Balance at June 30, 2006                1,180,537    118,054    609,733    29,331     (62,218)     2,343,729    304,525   4,523,691
                                     -----------------------------------------------------------------------------------------------

(*) Retained Earnings calculated in accordance with Luxembourg Law are disclosed in Note 8.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENT



                                                                                     Six-month period ended June 30,
                                                                                  --------------------------------------
(all amounts in thousands of U.S. dollars)                                               2007               2006
                                                                                  --------------------------------------
                                                                                               (Unaudited)

Cash flows from operating activities
Income for the period                                                                      1,043,880            937,454
Adjustments for:
Depreciation and amortization                                                                230,771            109,790
Income tax accruals less payments                                                           (249,793)           (90,160)
Equity in earnings of associated companies                                                   (55,305)           (47,072)
Interest accruals less payments, net                                                           4,865             (1,464)
Income from disposal of investment                                                                 -             (6,933)
Changes in provisions                                                                         (3,480)             5,531

Changes in working capital                                                                  (125,365)          (219,541)
Other, including currency translation adjustment                                              53,803             26,472
                                                                                  --------------------------------------
Net cash provided by operating activities                                                    899,376            714,077
                                                                                  --------------------------------------

Cash flows from investing activities
Capital expenditures                                                                        (229,149)          (169,101)
Acquisitions of subsidiaries and minority interest (see Note 9)                           (1,927,182)           (39,110)
Other disbursements relating to the acquisition of Hydril                                    (71,580)                 -
Decrease in subsidiaries                                                                      (1,195)                 -
Proceeds from disposal of property, plant and equipment and intangible assets                  4,596              3,388
Dividends received                                                                            11,496                  -
Changes in restricted bank deposits                                                                -                627
Investments in short terms securities                                                         14,193           (176,530)
                                                                                  --------------------------------------
Net cash used in investing activities                                                     (2,198,821)          (380,726)
                                                                                  --------------------------------------

Cash flows from financing activities
Dividends paid                                                                              (354,161)          (204,233)
Dividends paid to minority interest in subsidiaries                                          (39,922)           (16,001)
Proceeds from borrowings                                                                   2,208,026            234,563
Repayments of borrowings                                                                  (1,018,713)          (270,159)
                                                                                  --------------------------------------
Net cash provided by (used in) financing activities                                          795,230           (255,830)
                                                                                  --------------------------------------
(Decrease) Increase in cash and cash equivalents                                            (504,215)            77,521

Movement in cash and cash equivalents
At beginning of the period                                                                 1,365,008            680,591
Effect of exchange rate changes                                                               22,249             (5,853)
(Decrease) Increase in cash and cash equivalents                                            (504,215)            77,521
                                                                                  --------------------------------------
At June 30,                                                                                  883,042            752,259
                                                                                  --------------------------------------

                                                                                                At June 30,
                                                                                    ------------------------------------
Cash and cash equivalents                                                                  2007                  2006
                                                                                    ------------------------------------
Cash and bank deposits                                                                       891,159            776,146
Bank overdrafts                                                                               (8,096)           (22,466)
Restricted bank deposits                                                                         (21)            (1,421)
                                                                                    ------------------------------------
                                                                                             883,042            752,259
                                                                                    ------------------------------------

Non-cash financing activity
Conversion of debt to equity in subsidiaries                                                  35,140                  -

The accompanying notes are an integral part of these consolidated condensed interim financial statements. The report of the Independent Registered Public Accounting Firm on these consolidated condensed interim financial statements is issued as a separate document. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS


  Index to the notes to the consolidated condensed interim financial statements

      1        General information and basis of presentation
      2        Segment information
      3        Cost of sales
      4        Selling, general and administrative expenses
      5        Financial income (expenses), net
      6        Property, plant and equipment and Intangible assets, net
      7        Dividends per share
      8        Contingencies, commitments and restrictions to the distribution of profits
      9        Business acquisitions, incorporation of subsidiaries and other significant events
      10       Discontinued operations
      11       Related party disclosures

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1      General information and basis of presentation

Tenaris S.A. (the "Company"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001 as a holding company for investments in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company's subsidiaries is included in Note 32 to the audited Consolidated Financial Statements for the year ended December 31, 2006 and updated in Note 9 to these consolidated condensed interim financial statements.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these consolidated condensed interim financial statements are consistent with those used in the Audited Consolidated Financial Statements for the year ended December 31, 2006. These consolidated condensed interim financial statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

In May 2007, Tenaris acquired Hydril Company ("Hydril"), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril's premium connections business was allocated to the Tubes segment and a new segment was created -Pressure Control- for Hydril's pressure control business.

The Tubes segment includes the operations that consist in the production and selling of both seamless and welded steel tubular products and services mainly for energy and industrial applications.

The Projects segment includes the operations that consist in the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Pressure Control segment includes the operations that consist in the production and selling of products such as blowout preventers, subsea control systems and related products used in oil and gas drilling applications.

The Others segment includes the operations that consist in the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris internal requirements.

Corporate general and administrative expenses have been allocated to the Tubes segment.

The preparation of consolidated condensed interim financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the consolidated condensed interim income statement under Other Financial results.

These consolidated condensed interim financial statements were approved for issue by Tenaris's Board of Directors on August 3, 2007.

2         Segment information

Reportable operating segments


                                                    --------------------------------------------------------------------
(all amounts in thousands of U.S.                                                                Total        Total
dollars)                                                                    Pressure          Continuing   Discontinued
                                                        Tubes     Projects   Control Others   operations   operations(*)
                                                    --------------------------------------------------------------------
Six-month period ended June 30, 2007                                            (Unaudited)
Net sales                                              4,337,062   325,254   49,238  317,951    5,029,505             -
Cost of sales                                         (2,183,935) (227,126) (30,240)(254,755)  (2,696,056)            -
                                                    --------------------------------------------------------------------
Gross profit                                           2,153,127    98,128   18,998   63,196    2,333,449             -
Selling, general and administrative expenses            (695,727)  (35,194)  (9,502) (42,355)    (782,778)            -
Other operating income (expenses), net                   (15,873)    1,714     (308)   1,807      (12,660)            -
                                                    --------------------------------------------------------------------
Operating income                                       1,441,527    64,648    9,188   22,648    1,538,011             -

Depreciation and amortization                            202,444     9,309    5,738   13,280      230,771             -

Six-month period ended June 30, 2006
Net sales                                              3,099,412   201,024        -  162,801    3,463,237       282,180
Cost of sales                                         (1,456,997) (139,903)       - (122,688)  (1,719,588)     (271,940)
                                                    --------------------------------------------------------------------
Gross profit                                           1,642,415    61,121        -   40,113    1,743,649        10,240
Selling, general and administrative expenses            (400,207)  (34,316)       -  (28,259)    (462,782)       (3,594)
Other operating income (expenses), net                     6,781       518        -     (994)       6,305          (114)
                                                    --------------------------------------------------------------------
Operating income                                       1,248,989    27,323        -   10,860    1,287,172         6,532

Depreciation and amortization                             93,662     9,435        -    5,708      108,805           985

Geographical information

(all amounts in thousands of U.S. dollars)                                                                    Total
                                                                           Middle     Far        Total      Discontinued
                                              North     South              East &    East &   Continuing    operations
                                              America   America   Europe   Africa   Oceania   operations        (*)
                                             ---------------------------------------------------------------------------
Six-month period ended June 30, 2007                                         (Unaudited)
Net sales                                    1,572,839 1,020,398  874,882 1,168,005  393,381     5,029,505             -
Depreciation and amortization                  131,496    57,247   37,889       505    3,634       230,771             -

Six-month period ended June 30, 2006
Net sales                                      919,647   701,398  664,442   828,315  349,435     3,463,237       282,180
Depreciation and amortization                   30,469    45,233   29,773       387    2,943       108,805           985

(*) Corresponds to Dalmine Energie operations.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). The North American segment comprises Canada, Mexico and the USA. The South American segment comprises principally Argentina, Brazil and Venezuela. The European segment comprises principally France, Germany, Italy, Norway, Romania and the United Kingdom. The Middle East and Africa segment comprises principally Algeria, Egypt, Nigeria, Saudi Arabia and the United Arab Emirates. The Far East and Oceania segment comprises principally China, Indonesia, Japan and South Korea.


3        Cost of sales

                                                                                                  Six-month period ended
                                                                                                         June 30,
                                                                                                  ----------------------
(all amounts in thousands of U.S. dollars)                                                           2007       2006
                                                                                                  ----------------------
                                                                                                       (Unaudited)
Inventories at the beginning of the period                                                         2,372,308  1,376,113

Plus: Charges of the period
Raw materials, energy, consumables and other                                                       1,995,595  1,583,658
Increase in inventory due to business combinations                                                   152,500      5,033
Services and fees                                                                                    204,376    177,990
Labor cost                                                                                           349,472    227,144
Depreciation of property, plant and equipment                                                        121,728     95,175
Amortization of intangible assets                                                                        671      1,508
Maintenance expenses                                                                                  93,488     55,202
Provisions for contingencies                                                                           4,300          -
Allowance for obsolescence                                                                             6,080     (2,395)
Taxes                                                                                                  2,999      1,959
Other                                                                                                 33,111     20,845
                                                                                                  ----------------------
                                                                                                   2,964,320  2,166,119
Less: Inventories at the end of the period                                                        (2,640,572)(1,550,704)
                                                                                                  ----------------------
                                                                                                   2,696,056  1,991,528
From Discontinued operations                                                                               -   (271,940)
                                                                                                  ----------------------
                                                                                                   2,696,056  1,719,588
                                                                                                  ----------------------


4        Selling, general and administrative expenses

                                                                                                Six-month period ended
                                                                                                       June 30,
                                                                                               -------------------------
 (all amounts in thousands of U.S. dollars)                                                          2007        2006
                                                                                               -------------------------
                                                                                                      (Unaudited)
 Services and fees                                                                                   97,696      56,380
 Labor cost                                                                                         199,343     124,272
 Depreciation of property, plant and equipment                                                        6,856       4,400
 Amortization of intangible assets                                                                  101,516       8,707
 Commissions, freight and other selling expenses                                                    225,358     175,385
 Provisions for contingencies                                                                        19,741       5,587
 Allowances for doubtful accounts                                                                      (188)      2,288
 Taxes                                                                                               72,954      50,115
 Other                                                                                               59,502      39,242
                                                                                               -------------------------
                                                                                                    782,778     466,376
 From Discontinued operations                                                                             -      (3,594)
                                                                                               -------------------------
                                                                                                    782,778     462,782
                                                                                               -------------------------

5       Financial income (expenses), net

                                                                                               Six-month period ended
                                                                                                      June 30,
                                                                                            ----------------------------
(all amounts in thousands of U.S. dollars)                                                      2007          2006
                                                                                            ----------------------------
                                                                                                    (Unaudited)
Interest expense                                                                                 (125,723)      (26,502)
Interest income                                                                                    42,399        25,868
                                                                                            ----------------------------
Interest net                                                                                      (83,324)         (634)
Net foreign exchange transaction results and changes in fair value of derivative instruments        6,484        15,007
Other                                                                                              (4,406)          288
                                                                                            ----------------------------
Other financial results                                                                             2,078        15,295
                                                                                            ----------------------------
Net financial results                                                                             (81,246)       14,661
From Discontinued operations                                                                            -           (38)
                                                                                            ----------------------------
                                                                                                  (81,246)       14,623
                                                                                            ----------------------------

Each comparative item included in this note differs from its corresponding line in the income statement because it includes discontinued operations' results.

6 Property, plant and equipment and Intangible assets, net

(all amounts in thousands of U.S. dollars)                                            Net Property,            Net
                                                                                        Plant and          Intangible
                                                                                        Equipment            Assets
                                                                                    -----------------    ---------------
                                                                                       (Unaudited)         (Unaudited)
Six-month period ended June 30, 2007
Opening net book amount                                                                    2,939,241          2,844,498
Currency translation differences                                                              71,293             48,431
Additions                                                                                    217,852             11,297
Increase due to business combinations                                                        152,540          2,135,196
Disposals                                                                                     (4,573)               (23)
Transfers                                                                                        (96)                96
Reclassifications                                                                            (19,396)           (11,640)
Depreciation / Amortization charge                                                          (128,584)          (102,187)

                                                                                    -----------------    ---------------
At June 30, 2007                                                                           3,228,277          4,925,668
                                                                                    -----------------    ---------------

7     Dividends per share

On June 6, 2007, the Company's shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company's shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

8 Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of such financial statements are the following:

Asbestos-related Litigation

In addition to the previously known 14 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980, 39 asbestos-related out-of-court claims and 1 civil party claim, 2 new asbestos-related out-of-court claims and 1 asbestos civil proceedings have been notified to Tenaris's subsidiary Dalmine during 2007; 3 claims were adjudicated, dismissed or settled. Accordingly, as of June 30, 2007, the total asbestos-related claims pending against Dalmine are 53 (of which, 3 are covered by insurance). Aggregate settlement costs to date are Euro
5.1 million. Dalmine estimates that its potential liability in connection with the claims above that are not yet settled is approximately Euro 21.5 million ($29 million) of which Euro 8.9 million ($12 million) relate to the claims and proceedings notified to Dalmine during 2007.

Accruals for Dalmine's potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York ("BNY"), as trustee for the holders of Tenaris's subsidiary Maverick Tube Corporation ("Maverick") 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY ("Noteholders"), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris's acquisition of Maverick triggered the "Public Acquirer Change of Control" provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the Public Acquirer Change of Control provision of the Indenture to Noteholders who entered their notes for such consideration. This complaint seeks a declaratory judgement that Tenaris's acquisition of Maverick was a Public Acquirer Change of Control under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. Briefing on the motions has been completed.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these financial statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million.

European Commission Fine

On January 25, 2007, the Court of Justice of the European Commission confirmed the December 8, 1998 decision by the European Commission to fine eight international steel pipe manufacturers, including Dalmine, for violation of European competition laws. Pursuant to the Court's decision, Dalmine is required to pay a fine of Euro 10.1 million ($13.3 million). Since the infringements for which the fine was imposed took place prior to the acquisition of Dalmine by Tenaris in 1996, Dalmine's former owner, who had instructed Dalmine to appeal, is required and has acknowledged its responsibility to pay 84.1% of the fine. The remaining 15.9% of the fine has been paid out in 2007 of the provision that Dalmine established in 1999 for such proceeding.

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and Tenaris will redeem vested units following a period of ten years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

Compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of June 30, 2007, is $7.3 million. As of June 30, 2007, Tenaris has recorded a total liability of $14.9 million taking into account expected industry growth and discount rate.

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

     o Tenaris is party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor approximately 435,000 tons of steel coils per year, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $1,432 million.

     o Tenaris is party to a steel supply agreement with IPSCO, under which it is committed to purchase around 55,000 tons of steel per year, until 2011. Prices are adjusted monthly or quarterly and the estimated aggregate amount of the contract at current prices is approximately $213 million. Each party may terminate this agreement at any time upon one year notice.

     o Tenaris is party to a contract with Nacion Fideicomisos, an Argentine governmental agency, to deliver welded steel pipes for the project Loops (2006-2008 Expansions) which are partially guaranteed by a stand-by letter of credit of $51.1 million. In addition, Tenaris entered into a purchase contract with Usiminas in order to secure the source of steel to produce the pipes. At June 30, 2007, Tenaris maintained in stock pipes and plates for this project amounting to $77.5 million. Delivery and invoicing of this project have been delayed. Any cancellation of the project, in total or in part, could result in an impairment charge to the stock.

     o Tenaris is party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for capacity of 1,000,000 cubic meters per day until 2017. As of June 30, 2007, the outstanding value of this commitment was approximately $58 million. Tenaris also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

     o Tenaris is party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018.

8 Contingencies, commitments and restrictions to the distribution of profits (Cont'd)

Restrictions to the distribution of profits and payment of dividends

As of June 30, 2007, shareholders' equity as defined under Luxembourg law and regulations consisted of the following:

(all amounts in thousands of U.S. dollars)                                                                             (unaudited)
Share capital                                                                                                            1,180,537
Legal reserve                                                                                                              118,054
Share premium                                                                                                              609,733
Retained earnings including net income for the six-month period ended June 30, 2007                                      2,067,391
                                                                                                         --------------------------
Total shareholders equity in accordance with Luxembourg law                                                              3,975,715
                                                                                                         --------------------------

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of June 30, 2007, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

Tenaris may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations and providing the compliance of the covenant related to restricted payments stated in Note 9.

At June 30, 2007, retained earnings under Luxembourg law totalled $2,067.4 million, as detailed below.

(all amounts in thousands of U.S. dollars)                                                                             (unaudited)
Retained earnings at December 31, 2006 under Luxembourg law                                                              1,527,096
Dividends received                                                                                                         865,570
Other income and expenses for the six-month period ended June 30, 2007                                                      28,886
Dividends paid                                                                                                            (354,161)
                                                                                                         --------------------------
Retained earnings at June 30, 2007 under Luxembourg law                                                                  2,067,391
                                                                                                         --------------------------

9 Business acquisitions, incorporation of subsidiaries and other significant events

(a) Acquisition of Hydril Company

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio in Hydril's syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company's syndicated loan agreement). In addition, the Company's syndicated loan agreement is secured with a pledge of 100% of Hydril's shares; immediately upon each payment or prepayment under this agreement, the number of shares subject to the pledge shall be reduced proportionally, and the pledge will be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to $600 million. The Company is allowed to make payments such as dividends, repurchase or redemption of shares up to the greater of $475 million or 25% of the consolidated operating profit for the previous fiscal year; once the outstanding amount of this facility is less than $1,000 million, no such restrictions will apply.

Tenaris began consolidating Hydril's balance sheet and results of operations since May, 2007.

9 Business acquisitions, incorporation of subsidiaries and other significant events (Cont'd)

 (b)     Acquisition of Maverick

On October 5, 2006, Tenaris completed its acquisition of Maverick, pursuant to which, Maverick merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick's common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick's financial debt. Tenaris began consolidating Maverick's balance sheet and results of operations in the fourth quarter of 2006.

Tenaris syndicated loan facility credit in an aggregate principal amount of $500 million, which had been incurred in connection with the Maverick acquisition, was prepaid in its entirety in May 2007, and upon such prepayment the previous pledge on Maverick's shares was released.

(c) Minority Interest

During the six-month period ended June 30, 2007, additional shares of Silcotub and Dalmine were acquired from minority shareholders for an aggregate purchase price of approximately $3.2 million.

Effective July 12, 2007 Silcotub was delisted from the Romanian Stock Exchange.

The assets and liabilities arising from the acquisitions are as a follows:

                                                                                  Six-month period ended June 30,
                                                                      ------------------------------  ------------------------
                                                                                  2007                         2006
                                                                      ------------------------------  ------------------------
Other assets and liabilities (net)                                                         (348,876)                    5,033
Property, plant and equipment                                                               152,540                    22,892
Customer relationships / Backlog                                                            593,800                         -
Trade names                                                                                 149,100                         -
Proprietary technology                                                                      333,400                         -
Goodwill                                                                                  1,042,015                     1,163
                                                                      ------------------------------  ------------------------
Net assets acquired                                                                       1,921,979                    29,088
Minority interest                                                                             5,203                     9,671
                                                                      ------------------------------  ------------------------
Sub-total                                                                                 1,927,182                    38,759
Cash-acquired                                                                               117,326                         -
                                                                      ------------------------------  ------------------------
Purchase consideration                                                                    2,044,508                    38,759
                                                                      ------------------------------  ------------------------



The businesses acquired as of June 30, 2007 contributed revenues of $103.7 million and an operating income of $12.7 million. Businesses acquired as of June 30, 2006 did not materially contribute to the Tenaris's revenue and operating income.

10     Discontinued operations

Sale of a 75% interest in Dalmine Energie

On December 1, 2006, Tenaris completed for $58.9 million the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG ("E.ON") and an indirect subsidiary of E.O.N AG. Following consummation of the sale, Tenaris maintains a 25% interest in Dalmine Energie.

This note should be read in conjunction with Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006.

Analysis of the result of discontinued operations:

                                                                                        June 30, 2006
                                                                                   ------------------------
Net sales                                                                                          282,180
Cost of sales                                                                                     (271,940)
                                                                                   ------------------------
Gross profit                                                                                        10,240
Selling, general and administrative expenses                                                        (3,594)
Other operating income (expense), net                                                                 (114)
                                                                                   ------------------------
Operating income                                                                                     6,532
Interest income                                                                                        252
Interest expense                                                                                      (426)
Other financial results                                                                                212
                                                                                   ------------------------
Income before equity in earnings of associated companies and income tax                              6,570
Equity in earnings of associated companies                                                               -
                                                                                   ------------------------
Income before income tax                                                                             6,570
Income tax                                                                                          (2,218)
                                                                                   ------------------------
Income for the period from discontinued operations                                                   4,352
                                                                                   ------------------------


Cash from discontinued operations increased by $1.4 million in the six-months period ended June 30, 2006.

11       Related party disclosures

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Tenaris' directors and executive officers as a group own 0.2% of the Company's shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners.

At June 30, 2007, the closing price of Ternium ADS as quoted on the New York Stock Exchange was $30.29 per ADS, giving Tenaris' ownership stake a market value of approximately $696 million. At June 30, 2007, the carrying value of Tenaris' ownership stake in Ternium was approximately $450 million.

Transactions and balances disclosed as with "Associated" companies are those companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as "Other".

The transactions and balances with related parties are shown below:

                   (all amounts in thousands of U.S. dollars)

     Six-month period ended June 30, 2007
                                                                           Associated (1)      Other          Total
                                                                    ----------------------------------------------------
(i)  Transactions
     (a) Sales of goods and services
     Sales of goods                                                                  48,345        22,157         70,502
     Sales of services                                                               16,591         2,979         19,570
                                                                    ----------------------------------------------------
                                                                                     64,936        25,136         90,072
                                                                    ----------------------------------------------------
    (b) Purchases of goods and services
    Purchases of goods                                                             124,519         9,686         134,205
    Purchases of services                                                           42,140        39,724          81,864
                                                                    ----------------------------------------------------
                                                                                   166,659        49,410         216,069
                                                                    ----------------------------------------------------

    Six-month period ended June 30, 2006
                                                                         Associated (2)        Other          Total
                                                                    ----------------------------------------------------
(i) Transactions
    (a) Sales of goods and services
    Sales of goods                                                                  59,285         27,974         87,259
    Sales of services                                                                7,887          1,741          9,628
                                                                    ----------------------------------------------------
                                                                                    67,172         29,715         96,887
                                                                    ----------------------------------------------------

    (b) Purchases of goods and services
    Purchases of goods                                                              41,623         12,384         54,007
    Purchases of services                                                            2,419         33,545         35,964
                                                                   -----------------------------------------------------
                                                                                    44,042         45,929         89,971
                                                                   -----------------------------------------------------
    At June 30, 2007
                                                                         Associated (1)        Other          Total
                                                                   -----------------------------------------------------
(ii) Period-end balances

     (a) Related to sales / purchases of goods / services
     Receivables from related parties                                               53,553          9,163         62,716
     Payables to related parties                                                   (45,425)       (10,487)       (55,912)
                                                                   -----------------------------------------------------
                                                                                     8,128         (1,324)         6,804
                                                                   -----------------------------------------------------


     (b) Other balances                                                                  -              -              -

     (c) Financial debt Borrowings (4)                                             (27,931)             -        (27,931)


11   Related party disclosures (Cont'd)

     At December 31, 2006
                                                                        Associated (3)        Other            Total
                                                                   -----------------------------------------------------
(ii) Period-end balances

     (a) Related to sales / purchases of goods / services
     Receivables from related parties                                               25,400         14,429         39,829
     Payables to related parties                                                   (37,920)       (13,388)       (51,308)
                                                                   -----------------------------------------------------
                                                                                   (12,520)         1,041        (11,479)
                                                                   -----------------------------------------------------

     (b) Other balances                                                              2,079              -          2,079

     (c) Financial debt Borrowings (5)                                             (60,101)             -        (60,101)


(1) Includes Ternium S.A. and its subsidiaries ("Ternium"), Condusid C.A. ("Condusid"), Finma S.A.I.F ("Finma"), Lomond Holdings B.V. group ("Lomond"), Dalmine Energie S.p.A. ("Dalmine Energie"), Socotherm Brasil S.A. ("Socotherm"), Hydril Jindal International Private Ltd. and TMK - Hydril JV.
(2)  Includes Ternium and Condusid.
(3)  Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(4) Includes convertible loan from Sidor to Materiales Siderurgicos S.A. ("Matesi") of $25.5 million at June 30, 2007. During second quarter 2007, $34.9 million were capitalized.
(5) Includes convertible loan from Sidor to Matesi of $58.4 million at December 31, 2006.













                                                               Carlos Condorelli
                                                         Chief Financial Officer

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 6, 2007



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary